

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via Email

Shlomo Kramer
President and Chief Executive Officer
Imperva, Inc.
3400 Bridge Parkway, Suite 200
Redwood Shores, CA 94065

> **Re:** **Imperva, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 28, 2011**
> **File No. 333-175008**

Dear Mr. Kramer:

We have reviewed your letter dated July 28, 2011 and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated July 14, 2011.

General

1.   We reissue prior comment 1; we will contact you separately regarding your proposed graphics.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Opportunities, Challenges and Risks, page 46

2.   We note your response to prior comment 9. Please revise to discuss how you plan to address your continued losses from operations and net losses.

3.   Please tell us the relative size of the competitors included in your supplemental response to prior comment 10. In addition, please revise to disclose the basis for your claim that you have a proven track record of successful competition against larger competitors, and to explain what you mean by "larger" competitors.

Key Metrics of Our Business, page 47

4.   We reissue prior comment 11; please revise to discuss management's views regarding the changes in each of the key business metrics during the covered time periods.

Business

Industry Background, page 80

5.   We note your response to prior comment 24. Please revise to provide supplemental
support for the following statements, or revise to state that they are your belief:

*   Enterprises are struggling to provide visibility and control over business data that
they need to protect;
*   In order to support evolving business priorities, enterprises continue to deploy
new technologies and architectures that are increasing the complexity of, and the
accessibility to, the data center; and
*   Organizations need a new approach to provide visibility and control over high-
value business data across the data center.

Products

Web Application Security, page 90

6.   We note your response to prior comment 25. Based on the supplemental information
provided, it is hard for us to agree that your web application firewall is an "industry
leading" solution. Please provide additional supplemental, qualitative or quantitative
support for this statement, or revise.

Compensation

Equity Compensation, page 112

7.   We note your response to prior comment 30. Please revise to explain why you utilized
stock purchase agreements with a right of repurchase instead of granting Mr. Kramer
stock options.

Certain Relationships and Related Party Transactions, page 128

8.   We note your response to prior comment 31. Please revise to explain why your board of
directors allowed the early exercise of stock options granted to Mr. Pimentel. See
Item 404(a)(6) of Regulation S-K.

Private Placements of Securities, page 128

9.   Your revised disclosure in response to prior comment 32 states that the purchase price
was determined based on "arms-length" negotiations. Given the relationship between the
company and the Series D investors, it appears inappropriate to refer to the negotiations

as "arms-length." Please revise your disclosure regarding how the price per share was determined.

Transactions With Incapsula, Inc., page 130

10. We note your response to prior comment 35. Please revise your disclosure so that it briefly summarizes the milestones that triggered your $7 million purchase of Series A-1 Preferred Stock.

Principal and Selling Stockholders, page 132

11. We reissue prior comment 36 in part; please revise footnote 4 to disclose who has shared voting and/or investment power over the shares held by Venrock. See Instruction 2 to Item 403 of Regulation S-K.

Consolidated Financial Statements

Note 1 – The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

12. We note that your response to prior comment 41 indicates that you do not bifurcate maintenance and support agreement renewals between the software and non-software components because you recognize the components over the same maintenance and support period. Please clarify whether software and non-software maintenance and support is always sold together as it relates to your hardware appliances that contain software that is essential to the functionality of the hardware.

Note 14 – Other Equity Issuances

Common Stock Subject to Repurchase, page F-39

13. We note the disclosure added on page 114 which indicates your view that the repurchase arrangements with Mr. Kramer have a compensatory element. Please provide additional detail regarding these arrangements to support your conclusion, particularly since Mr. Kramer purchased the shares at their current fair market value. Additionally, tell us whether you recorded compensation expense associated with these arrangements.

Exhibit Index, page II-6

14. It does not appear that you plan to file the settlement and license agreement with F5 Networks, Inc. as an exhibit. Please provide us with a legal analysis supporting your apparent conclusion that Item 601(b)(10) of Regulation S-K is inapplicable, or file the

agreement as an exhibit and revise your disclosure to describe the material terms of the agreement.

You may contact Jaime John, Staff Accountant, at (202) 551-3446, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Evan Jacobson for

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Anthony J. McCusker, Esq.
        Goodwin Procter LLP